Exhibit 99.1

390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2010-7

POLYMET AND GLENCORE AGREE TO EXTEND DEBENTURES, CANCEL EXISTING
WARRANTS AND ISSUE NEW WARRANTS

Hoyt Lakes, Minnesota, November 12, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has renegotiated its debenture financing from Glencore AG (“Glencore”). The agreed amendments to the debenture financing are as follows (collectively, the "Financing Amendments"):

  The maturity date of the Tranche A-D Debentures (collectively, the "Issued Debentures") has been extended from September 30, 2011 to September 30, 2012. The Issued Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$2.226 million of accrued interest as of September 30, 2010. The Issued Debentures continue to be exchangeable into common shares of PolyMet at US$4.00 per share, as agreed to in 2008.

  Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, US$25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.

  Cancellation of warrants to purchase 6.25 million common shares of PolyMet at US$3.00 at any time until September 30, 2011 issued to Glencore in connection with Debentures.

  Issuance of warrants to purchase 3 million common shares of PolyMet at US$2.00 at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above (the "New Warrants").

The off take and marketing agreements whereby Glencore will market all of PolyMet's products for a minimum of five years from the start of commercial production at NorthMet are unaffected by the amendments to the financing agreements.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore International AG, based in Baar, Switzerland, is a leading privately held, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore AG, which maintains offices in Stamford, Connecticut, is a subsidiary of Glencore International AG.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
PolyMet – Corporate
Douglas Newby
Chief Financial Officer
Tel: +1 (212) 867-1834
dnewby@polymetmining.com

PolyMet – Media	PolyMet – Investors
LaTisha Gietzen	Crystal Agresti
VP Public, Gov't & Environmental Affairs	Investor Relations
Tel: +1 (218) 225-4417	Tel: +1 (845) 742-8153
lgietzen@polymetmining.com	cagresti@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.